# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PHINIA INC., CIK 0001968915
CUSIP: 71880K101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3000 UNIVERSITY DRIVE, AUBURN HILLS, Michigan (MI), 48326
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-25-000929
Filed by CIK 0001730145

## Reporting persons
- Voss Value Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 149,029; shared voting power 0; sole dispositive power 149,029; shared dispositive power 0; aggregate amount beneficially owned 149,029 (0.4% of the class)
- Voss Value-Oriented Special Situations Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 20,000; shared voting power 0; sole dispositive power 20,000; shared dispositive power 0; aggregate amount beneficially owned 20,000 (0.1% of the class)
- Voss Advisors GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 169,029; shared voting power 0; sole dispositive power 169,029; shared dispositive power 0; aggregate amount beneficially owned 169,029 (0.4% of the class)
- Voss Capital, LP: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 719,029; shared voting power 157,503; sole dispositive power 719,029; shared dispositive power 157,503; aggregate amount beneficially owned 876,532 (2.3% of the class)
- Cocke Travis W.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 719,029; shared voting power 157,503; sole dispositive power 719,029; shared dispositive power 157,503; aggregate amount beneficially owned 876,532 (2.3% of the class)

## Item 1. Issuer
Name of issuer: PHINIA INC.
Address of issuer's principal executive offices: 3000 UNIVERSITY DRIVE, AUBURN HILLS, MICHIGAN, 48326

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:
1. Voss Value Master Fund, L.P. ("Voss Value Master Fund");
2. Voss Value-Oriented Special Situations Fund, L.P. ("Voss Value-Oriented Special Situations Fund");
3. Voss Advisors GP, LLC ("Voss GP");
4. Voss Capital, L.P. ("Voss Capital"); and
5. Travis W. Cocke.
Address of principal business office or, if none, residence:
a) Voss Value Master Fund: 3773 Richmond, Suite 500 Houston, Texas 77046
b) Voss Value-Oriented Special Situations Fund: 3773 Richmond, Suite 500 Houston, Texas 77046
c) Voss GP: 3773 Richmond, Suite 500 Houston, Texas 77046
d) Voss Capital: 3773 Richmond, Suite 500 Houston, Texas 77046
e) Travis W. Cocke: 3773 Richmond, Suite 500 Houston, Texas 77046
Citizenship:
a) Voss Value Master Fund: Cayman Islands
b) Voss Value-Oriented Special Situations Fund: Delaware
c) Voss GP: Texas
d) Voss Capital: Texas
e) Travis W. Cocke: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof:
a) Voss Value Master Fund beneficially owned 149,029 Ordinary Shares of the Issuer (the "Shares").
b) Voss Value-Oriented Special Situations Fund beneficially owned 20,000 Shares.
c) Voss GP, as the general partner of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 149,029 Shares beneficially owned by Voss Value Master Fund and (ii) 20,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund.
d) Voss Capital, as the investment manager of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and certain accounts managed by Voss Capital (the "Voss Managed Accounts"), may be deemed the beneficial owner of the (i) 149,029 Shares beneficially owned by Voss Value Master Fund, (ii) 20,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund and (iii) 707,503 Shares held in the Voss Managed Accounts.
e) Mr. Cocke, as the managing member of each of Voss Capital and Voss GP, may be deemed the beneficial owner of the (i) 149,029 Shares owned by Voss Value Master Fund, (ii) 20,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund and (iii) 707,503 Shares held in the Voss Managed Accounts.
Percent of class:
The aggregate percentage of the Shares reported owned by each person named herein is based upon 37,915,162 Shares outstanding as of February 5, 2026, which is the total number of Shares outstanding as disclosed in the Issuer's Form 10K filed with the Securities and Exchange Commission on February 12, 2026.

As of the date hereof:
(i) Voss Value Master Fund may be deemed to beneficially own approximately 0.39% of the outstanding Shares;
(ii) Voss Value-Oriented Special Situations Fund may be deemed to beneficially own approximately 0.05% of the outstanding Shares;
(iii) Voss GP may be deemed to beneficially own approximately 0.45% of the outstanding Shares;
(iv) Voss Capital may be deemed to beneficially own approximately 2.31% of the outstanding Shares (approximately 1.86% of the outstanding Shares are held in the Voss Managed Accounts); and
(v) Mr. Cocke may be deemed to beneficially own approximately 2.31% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on April 1, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Voss Value Master Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (04/22/2026)
- Voss Value-Oriented Special Situations Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (04/22/2026)
- Voss Advisors GP, LLC: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (04/22/2026)
- Voss Capital, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (04/22/2026)
- Cocke Travis W.: /s/ Travis W. Cocke, Travis W. Cocke (04/22/2026)